UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRX, Inc.

File No. 0-51478 - CF#30532

TRX, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 21, 2007 and Forms 10-Q filed on May 2, 2008; May 13, 2010, as amended; November 12, 2010 and November 10, 2011.

Based on representations by TRX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.44	10-K	February 21, 2007	through January 5, 2015
10.1	10-Q	May 2, 2008	through January 5, 2015
10.2	10-Q	May 13, 2010	through January 5, 2015
10.4	10-Q	November 12, 2010	through January 5, 2015
10.2	10-Q	November 10, 2011	through January 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary